

Mail Stop 7010

May 7, 2007

via U.S. mail and facsimile

Reginald M. Fountain, Jr., Chief Executive Officer
Fountain Powerboat Industries, Inc.
Whichard's Beach Road
Washington, NC 27889

> **RE: Fountain Powerboat Industries, Inc.**
> **Form 10- K for the Fiscal Year Ended June 30, 2006**
> **Filed September 22, 2006**
> **File No. 1-10316**

Dear Mr. Fountain:

We have reviewed your response letter dated April 27, 2007 and have the following additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2006

Note 1 – Significant Accounting Policies, page 34

1. In response to prior comment 9, you provided sample revenue recognition disclosure to be included in future filings. This disclosure states revenue is recognized when a boat is shipped <u>or</u> legal title and all other incidents of ownership have passed. Please clarify whether revenue is ever recognized at the time of shipment when title has not yet passed and, if so, explain the circumstances and how the delivery criterion in SAB Topic 13 has been met.

Schedule II – Valuation and Qualifying Accounts, page 36

2. We have read your response to prior comment 10. If material, please disclose the circumstances requiring you to buy back boats that are not connected with the floor plan financing. As part of your response please include the amounts expensed and any unused accruals.

* * * *

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief